November 17, 2020

VIA EDGAR

Mr. Chris Edwards

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Sotera Health Company

Registration Statement on Form S-1 (File No. 333-249648)

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sotera Health Company (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective by 4:00 p.m., Eastern Time, on November 19, 2020 (the “Effective Date”), or as soon as possible thereafter. We ask, however, that the Registration Statement not be declared effective until you speak to our counsel on the Effective Date.

Please contact David Lopez of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225 2632, prior to declaring the Registration Statement effective on the Effective Date, or if you have any other questions or concerns regarding this matter.

[remainder of page intentionally left blank]

Securities and Exchange Commission

Sincerely,

/s/ Matthew J. Klaben
Matthew J. Klaben
General Counsel

cc:	Tracie Mariner

Sasha Parikh

Dorrie Yale

Securities and Exchange Commission

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

Arthur D. Robinson

John C. Ericson

Simpson Thacher & Bartlett LLP

2